EXHIBIT 99.1

TYLER “NINJA” BLEVINS JOINS GAMESQUARE AS CHIEF INNOVATION OFFICER TO SHAPE THE NEXT EVOLUTION OF GAMING AND ENTERTAINMENT

Company Launches Ninja Labs, New Innovation Hub Helmed by Blevins, to Create Disruptive Content, Products, and More

FRISCO, Texas – February 23, 2023 – GameSquare, (CSE: GSQ; OTCQB: GMSQF; FRA: 29Q1) (“GameSquare”, or the “Company”) an international gaming and esports company, today announced gaming and pop culture phenomenon Tyler “Ninja” Blevins as its Chief Innovation Officer. As CIO, Blevins will tap his rich experience as an innovator in content to lead the company’s efforts in pursuing emerging growth opportunities. This includes launching Ninja Labs, a GameSquare incubator to ideate and develop first-of-its-kind concepts and products directly focused on connecting with youth culture.

“I want to build the next big thing in gaming, and I found that in GameSquare. Justin and the team have put together a world-class platform that will help me innovate and create engaging experiences to inspire the next generation of streamers and leave a lasting impact on the industry,” said Blevins. “I’m looking forward to partnering with GameSquare creators, brands, agencies, players, and most importantly fans to pursue some exciting new projects with Ninja Labs.”

Core to Blevins’ mandate as CIO is to helm Ninja Labs, GameSquare’s new innovation hub. Informed by his own experience popularizing gaming culture, Blevins will utilize Ninja Labs to curate disruptive strategies, pursue new business opportunities, and explore next-gen technologies to accelerate the industry’s growth within pop culture. With the support of GameSquare’s merchandising, marketing, and content creation resources, Ninja Labs will serve as an innovation pipeline for the research and development of consumer products, original IP, and more. GameSquare partners will also be able to leverage Ninja Labs for future collaborations to connect with young consumers.

“Innovation and success often depend on big, bold moves. When it comes to gaming, Ninja is a reflection of that approach,” said Jerry Jones, Dallas Cowboys owner and GameSquare major shareholder. “Ninja’s commitment to creativity and vision for Ninja Labs will directly support new revenue opportunities for GameSquare and impact their continued rise as one of the most successful gaming and entertainment organizations in the world. We’re thrilled to be part of it.”

Blevins is the latest addition to GameSquare’s world-class roster of creators, including TimTheTatman, the Baka Bros, and Cloakzy, who are plugging into the company’s diverse capabilities to unlock new ways to monetize content and reach fans. With the addition of Ninja, GameSquare’s collective reach spans over 290 million followers.

“Ninja is a once in a generation talent whose reputation transcends gaming,” said Justin Kenna, CEO, GameSquare. “As gaming continues to converge with entertainment and pop culture, his ability to innovate and connect with multigenerational audiences around the world will be crucial as we usher in the next evolution of GameSquare and look to create something truly disruptive in the space.”

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Blevins joins GameSquare at a time of significant growth bookended by the company’s definitive merger agreement with Engine Gaming & Media (Nasdaq: GAME), a data-driven gaming, media, and influencer marketing platform. He’ll be supported by GameSquare’s international portfolio of companies, including merchandise and consumer products business Mission Supply, content production and creative studio Fourth Frame Studios, and creative marketing agency ZONED Gaming. Ninja will also benefit from a team of world-class investors and advisors, including Jerry Jones and Netflix’s President of Worldwide Advertising Jeremi Gorman.

For more information on GameSquare, please visit www.gamesquare.com

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About GameSquare Esports Inc.

GameSquare Esports Inc. is a vertically integrated, international digital media and entertainment company enabling global brands to connect and interact with gaming and esports fans. GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA., NextGen Tech, LLC (dba as Complexity Gaming), a leading esports organization operating in the United States, Swingman LLC (dba ZONED), a gaming and lifestyle marketing agency based in Los Angeles, USA, Fourth Frame Studios, a multidisciplinary creative production studio, and Mission Supply, a merchandise and consumer products business. The Company is headquartered in Toronto, Canada.

About Tyler “Ninja” Blevins

Tyler “Ninja” Blevins is one of the most recognizable gaming and entertainment personalities in the world. With more than 74 million fans worldwide on major digital networks, Tyler “Ninja” Blevins became a pop culture phenomenon in 2018, after he streamed on Twitch playing Fortnite alongside rappers Drake, Travis Scott, and Pittsburgh Steelers wide receiver Juju Smith-Schuster. Since then, he’s gone on to become the first streamer to get an exclusive skin in both Fortnite and Raid: Shadow Legends as a playable champion, and was the first professional gamer to be featured on the cover of ESPN The Magazine.

He can be seen in a cameo in Free Guy, starring Ryan Reynolds. He has also had roles in Hotel Transylvania: Transformania and Fox’s “Duncanville”. He is the author of two graphic novels. Following the success of Ninja: The Most Dangerous Game (released in December 2019), Ten Speed Press published the sequel, Ninja: War for the Dominions (May 2021). A noted philanthropist who has been active in his hometown community of Detroit as well as his new home in Chicago, he was named one of TIME Magazine’s 100 Most Influential People of 2019, and recently announced sponsored the Ninja Esports Lounge at the Matilda R. Wilson Boys & Girls Clubs location in Auburn Hills, Michigan.

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Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the Company’s future performance and revenue; continued growth and profitability; the Company’s ability to execute its business plan; and the proposed use of net proceeds of the Offering. These forward-looking statements are provided only to provide information currently available to us and are not intended to serve as and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Forward-looking statements are necessarily based upon a number of estimates and assumptions which include, but are not limited to: the Company being able to grow its business and being able to execute on its business plan, the Company being able to complete and successfully integrate acquisitions, the Company being able to recognize and capitalize on opportunities and the Company continuing to attract qualified personnel to supports its development requirements. These assumptions, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the Company’s ability to achieve its objectives, the Company successfully executing its growth strategy, the ability of the Company to obtain future financings or complete offerings on acceptable terms, failure to leverage the Company’s portfolio across entertainment and media platforms, dependence on the Company’s key personnel and general business, economic, competitive, political and social uncertainties including impact of the COVID-19 pandemic and any variants. These risk factors are not intended to represent a complete list of the factors that could affect the Company which are discussed in the Company’s most recent MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the Canadian Securities Exchange (“CSE”) nor its Market Regulator (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

Media and Investor Relations - GameSquare

Paolo DiPasquale, Chief Strategy Officer

Phone: (216) 464-6400|

Email: IR@gamesquare.com

Andrew Berger

Phone: (216) 464-6400

Email: IR@gamesquare.com

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